General California Municipal Money Market Fund
Statement of Investments
August 31, 2005 (Unaudited)

Tax Exempt Investments--100.2%	Principal Amount ($)		Value ($)
California--98.9%			
ABAG Finance Authority for Non-Profit			
Corporations:			
MFHR (Paragon Apartments)			
2.52% (LOC; Comerica Bank)	8,200,000	a	8,200,000
Revenue:			
(Airforce Village West Inc.)			
2.47% (LOC; KBC Bank)	11,500,000	a	11,500,000
(Point Loma Nazarene University)			
2.50% (LOC; Allied Irish Bank)	1,500,000	a	1,500,000
Alameda-Contra Costa Schools Financing			
Authority, COP:			
(Capital Improvement Financing Projects)			
2.41% (LOC; Bank of Nova Scotia)	495,000	a	495,000
LR			
2.46% (LOC; KBC Bank)	9,995,000	a	9,995,000
Alameda County Industrial Development			
Authority, Industrial Revenue:			
(Heat and Control Inc. Project)			
2.40% (LOC; Comerica Bank)	4,040,000	a	4,040,000
(Lumber Inc. Project)			
2.56% (LOC; Comerica Bank)	1,500,000	a	1,500,000
(Plastikon Industries Inc. Project)			
2.67% (LOC; California State			
Teachers Retirement)	3,220,000	a	3,220,000
(Spectrum Label Corp.)			
2.67% (LOC; Bank of the West)	3,470,000	a	3,470,000
California :			
CP:			
2.65%, 10/5/2005			
(Liquidity Facility; Lloyds TSB Bank, Societe Generale,			
National Australia Bank, Bank of Nova Scotia,			
Royal Bank of Scotland, KBC Bank)	12,750,000		12,750,000
2.55%, 10/12/2005			
(Liquidity Facility; Lloyds TSB Bank, Societe Generale,			
National Australia Bank, Bank of Nova Scotia,			
Royal Bank of Scotland and KBC Bank)	22,000,000		22,000,000
2.58%, 10/13/2005			
(Liquidity Facility; Lloyds TSB Bank, Societe Generale,			
National Australia Bank, Bank of Nova Scotia,			
Royal Bank of Scotland and KBC Bank)	16,700,000		16,700,000
2.63%, 11/10/2005			
(Liquidity Facility; Lloyds TSB Bank, Societe Generale,			
National Australia Bank, Bank of Nova Scotia,			
Royal Bank of Scotland and KBC Bank)	20,050,000		20,050,000
GO Notes (Putters Program):			
2.52% (Insured; FGIC and Liquidity			
Facility; JPMorgan Chase Bank)	7,170,000	a	7,170,000
2.54% (Insured; AMBAC and Liquidity			
Facility; JPMorgan Chase Bank)	3,500,000	a	3,500,000
Revenue 2.53% (Insured; XLCA			
and LOC; Merrill Lynch)	8,120,000	a	8,120,000
California Communities Housing and Finance Agency,			
LR, Pass-Through Obligations			
(Lease Purchase Program)			
2.58% (LOC; FHLMC and Liquidity			
Facility; Societe Generale)	11,900,000	a	11,900,000
California Economic Recovery, Revenue			
GO Notes 4%, 1/1/2006	4,000,000		4,017,314
California Educational Facilities Authority,			
College and University Revenue, Refunding			
(Art Center Design College)			
2.50% (LOC; Allied Irish Bank)	4,150,000	a	4,150,000
California Health Facilities Financing Authority,			
Revenue:			
(Catholic Healthcare West)			
2.48% (Insured; MBIA and			
Liquidity Facility; JPMorgan Chase Bank)	400,000	a	400,000
(Southern California Presbyterian Homes)			
2.35% (Insured; MBIA and			
Liquidity Facility; Bank of America)	15,000,000	a	15,000,000
California Housing Finance Agency, Revenue:			
2.38% (Insured: FSA and			
Liquidity Facility; Dexia Credit Locale)	18,500,000	a	18,500,000
2.38% (Insured: FSA and			
Liquidity Facility; Dexia Credit Locale)	8,250,000	a	8,250,000
2.38% (Insured: MBIA and Liquidity Facility:			
California State Teachers Retirement and KBC Bank	14,075,000	a	14,075,000
2.38% (Liquidity Facility; Bank of America)	14,700,000	a	14,700,000
2.38% (Liquidity Facility; Dexia Credit Local)	9,000,000	a	9,000,000
California Infrastructure and Economic			
Development Bank:			
IDR:			
(Alegacy Food Service Products)			
2.54% (LOC; Comerica Bank)	6,700,000	a	6,700,000
(Chaparral Property Project)			
2.55% (LOC; Comerica Bank)	1,765,000	a	1,765,000
(International Raisins Inc. Project)			
2.60% (LOC; M&T Bank)	3,750,000	a	3,750,000
(Lance Camper Manufacturing Corp.)			
2.50% (LOC; Comerica Bank)	6,000,000	a	6,000,000
(Studio Moulding Project)			
2.55% (LOC; Comerica Bank)	3,290,000	a	3,290,000
(Vandalay Holdings LLC)			
2.55% (LOC; Comerica Bank)	2,107,050	a	2,107,050
Industrial Revenue			
(Nature Kist Snacks Project)			
2.52% (LOC; Wells Fargo Bank)	1,500,000	a	1,500,000
California Pollution Control Financing Authority:			
PCR:			
Refunding (Pacific Gas and Electric Corp.):			
2.24% (LOC; Bank One)	29,050,000	a	29,050,000
2.24% (LOC; JPMorgan Chase Bank)	47,800,000	a	47,800,000
(Wadham Energy)			
2.28% (LOC; Danske Bank)	13,445,000	a	13,445,000
SWDR:			
(ALS Plastics Project)			
2.53% (LOC; Wells Fargo Bank)	2,500,000	a	2,500,000
(Athens Services Project)			
2.41% (LOC; Wells Fargo Bank)	3,800,000	a	3,800,000
(BLT Enterprises Project)			
2.51% (LOC; Union Bank of California)	7,285,000	a	7,285,000
(Blue Line Transfer Inc.)			
2.41% (LOC; Wells Fargo Bank)	3,700,000	a	3,700,000
(Burrtec Waste Industries Inc.)			
2.41% (LOC; U.S. Bank NA)	7,670,000	a	7,670,000
(California Waste Solutions)			
2.41% (LOC; California State			
Teachers Retirement)	3,370,000	a	3,370,000
(Chicago Grade Landfill)			
2.46% (LOC; Comerica Bank)	1,495,000	a	1,495,000
(CR&R Inc. Project)			
2.44% (LOC; Bank of the West)	3,895,000	a	3,895,000
(Evergreen Distributors)			
2.35% (LOC; California State			
Teachers Retirement)	1,805,000	a	1,805,000
(Greenwaste Recovery Project)			
2.46% (LOC; Comerica Bank)	1,455,000	a	1,455,000
(Metropolitan Recycling Corp. Project):			
2.46% (LOC; Comerica Bank)	3,300,000	a	3,300,000
2.46% (LOC; Comerica Bank)	1,765,000	a	1,765,000
(Mottra Corp. Project)			
2.41% (LOC; Wells Fargo Bank)	1,735,000	a	1,735,000
(Napa Recycling and Waste Services)			
2.51% (LOC; Union Bank of California)	3,000,000	a	3,000,000
(New United Motor Manufacturing)			
2.45% (LOC; California State			
Teachers Retirement)	2,900,000	a	2,900,000
(Norcal Waste System Inc. Project):			
2.41% (LOC; Bank of America)	23,120,000	a	23,120,000
2.46% (LOC; Comerica Bank)	6,525,000	a	6,525,000
(Placer County Eastern Sanitation)			
2.41% (LOC; California State			
Teachers Retirement)	2,800,000	a	2,800,000
(Ratto Group Co. Inc. Project)			
2.41% (LOC; California State			
Teachers Retirement)	4,100,000	a	4,100,000
(Sierra Pacific Industries Inc. Project)			
2.40% (LOC; Wells Fargo Bank)	7,675,000	a	7,675,000
(Specialty Solid Waste Project)			
2.46% (LOC; Comerica Bank)	2,080,000	a	2,080,000
California School Cash Reserve Program			
Authority, Revenue			
4%, 7/6/2006	28,000,000		28,294,712
California State Economic Development Financing			
Authority, IDR:			
(Scientific Specialties Project)			
2.35% (LOC; Bank of America)	1,425,000	a	1,425,000
(Vortech Engineering Inc. Project)			
2.40% (LOC; U.S. Bank NA)	2,415,000	a	2,415,000

California State University:			
College and University Revenue 4%, 11/1/2005			
(Insured; AMBAC)	6,705,000		6,721,042
CP			
2.45%, 9/9/2005 (LOC; State Street Bank and Trust			
and JPMorgan Chase Bank)	20,000,000		20,000,000
California Statewide Communities Development			
Authority:			
CP 2.60%, 11/17/2005	7,500,000		7,500,000
MFHR:			
(Beachview Villa Apartments)			
2.30%, 11/16/2005 (Insured; AIG)	5,805,000		5,801,005
(Horizons at Indio)			
2.85%, 12/15/2005 (GIC; Royal Bank of Canada)	6,500,000		6,500,000
Revenue,			
COP			
(Sutter Health) 2.47% (Insured; MBIA and			
Liquidity Facility; JPMorgan Chase Bank)	29,375,000	a	29,375,000
IDR:			
(American Modular System Project)			
2.55% (LOC; Bank of the West)	3,800,000	a	3,800,000
(Del Mesa Farms Project)			
2.45% (LOC; Wells Fargo Bank)	6,000,000	a	6,000,000
MFHR:			
(Arbor Ridge Apartments)			
2.50% (Insured; FNMA and			
Liquidity Facility; FNMA)	10,600,000	a	10,600,000
(Aqua Vista Apartments Project)			
2.49% (Insured; FNMA and			
Liquidity Facility; FNMA)	8,000,000	a	8,000,000
(City Towers Apartments)			
2.60% (Liquidity Facility;			
Merrill Lynch and LOC; Merrill Lynch)	9,020,000	a	9,020,000
(Grande Garden Apartments)			
2.53% (Insured; FNMA and			
Liquidity Facility; FNMA)	2,505,000	a	2,505,000
(Ivy Hill Apartments Project)			
2.49% (Insured; FNMA and			
Liquidity Facility; FNMA)	11,337,000	a	11,337,000
(Lake Merritt Apartments)			
2.62% (LOC; U.S. Bank NA)	3,700,000	a	3,700,000
(Oakmont of Alameda)			
2.60% (LOC; Bank of the West)	12,680,000	a	12,680,000
(Oakmont Senior Living)			
2.49% (Insured; FNMA and			
Liquidity Facility; FNMA)	14,340,000	a	14,340,000
(Pittsburg Plaza Apartments)			
2.45% (LOC; FHLB)	4,600,000	a	4,600,000
(Plaza Club Apartments)			
2.47% (LOC; FNMA)	4,500,000	a	4,500,000
Refunding:			
(Irvine Apartment Communities)			
2.35% (LOC; Bank of America)	5,600,000	a	5,600,000
(Sunrise Fresno)			
2.49% (Insured; FNMA and			
Liquidity Facility; FNMA)	5,500,000	a	5,500,000
(Seminole Gardens)			
2.60% (LOC; FHLB)	3,385,000	a	3,385,000
(Wyndover Apartments)			
2.49% (Insured; FNMA and			
Liquidity Facility; FNMA)	8,450,000	a	8,450,000
Revenue:			
4%, 6/30/2006	17,000,000		17,174,313
(Kaiser Permanente) 2.30%	20,800,000	a	20,800,000
Refunding (University Retirement			
Community at Davis) 2.26% (Insured;			
Radian Bank and Liquidity Facility;			
Bank of America)	7,300,000	a	7,300,000
California Statewide Communities Development			
Corporation, IDR:			
(American River)			
2.45% (LOC; California State			
Teachers Retirement)	1,535,000	a	1,535,000
(Biocol Investments)			
2.50% (LOC; Union Bank of California)	975,000	a	975,000
(Kennerly Project)			
2.45% (LOC; Bank of the West)	1,530,000	a	1,530,000
(Flambeau Airmold Corp.)			
2.45% (LOC; ABN-AMRO)	1,650,000	a	1,650,000
(Lesaint)			
2.45% (LOC; PNC Bank)	1,420,000	a	1,420,000
(Pacific Bearings Co.)			
2.50% (LOC; Union Bank of California)	450,000	a	450,000
(Packaging Innovation Project)			
2.45% (LOC; Wells Fargo Bank)	1,885,000	a	1,885,000
(Rapelli Project)			
2.45% (LOC; Comerica Bank)	2,500,000	a	2,500,000
(Setton Properties)			
2.45% (LOC; Wells Fargo Bank)	545,000	a	545,000
Concord, MFHR			
(Maplewood and Golden Glen)			
2.50% (LOC; Citibank)	3,870,000	a	3,870,000
Contra Costa, MFHR			
(Camara Circle Apartments)			
2.50% (LOC; Citibank)	1,800,000	a	1,800,000
Dry Creek Joint Elementary School District			
GO Notes, TRAN 3%, 9/28/2005	2,680,000		2,682,136
Emeryville Redevelopment Agency,			
MFHR (Bay Street Apartments)			
2.47% (LOC; Key Bank)	5,000,000	a	5,000,000
FHLMC Multifamily Certificates,			
Revenue 2.59%			
(Liquidity Facility; FHLMC)	18,293,318	a	18,293,318
Golden State Tobacco Securitization Corporation,			
Tobacco Settlement Revenue:			
2.52% (Insured; Radian and Liquidity			
Facility; Merrill Lynch)	20,400,000	a	20,400,000
2.54% (Liquidity Facility; Citibank)	8,000,000	a	8,000,000
2.57% (Liquidity Facility; Merrill Lynch)	25,345,000	a	25,345,000
Hayward, MFHR			
(Timbers Apartments)			
2.47% (Insured; FNMA and			
Liquidity Facility; FNMA)	4,500,000	a	4,500,000
Huntington Park Public Financing Authority, LR			
(Parking Project) 2.42% (LOC; Union			
Bank of California)	3,805,000	a	3,805,000
La Quinta Redevelopment Agency,			
Tax Allocation Revenue, Refunding			
(Redevelopment Project Area Number 1)			
7.30%, 9/1/2005 (Insured; MBIA)	1,000,000		1,000,000
Long Beach, Harbor Revenue, Refunding			
5.50%, 5/15/2006 (Insured; FGIC)	600,000		610,929
City of Los Angeles:			
MFHR			
(Watts/Athens Apartments)			
2.49% (LOC; FHLB)	4,300,000	a	4,300,000
Wastewater System Revenue, Refunding:			
2.15%, 12/15/2005 (Insured; FGIC			
and Liquidity Facility; FGIC)	26,000,000		25,975,930
2.15%, 12/15/2005 (Insured; FGIC			
and Liquidity Facility; FGIC)	30,000,000		29,972,227
Los Angeles Community Redevelopment			
Agency:			
COP (Broadway Spring Center Project)			
2.38% (LOC; Commerica Bank)	7,100,000	a	7,100,000
MFHR:			
(Academy Village Apartments)			
2.50% (Insured; FNMA and Liquidity			
Facility; FNMA)	9,000,000	a	9,000,000
(Views at 270)			
2.52% (LOC; Citibank)	1,000,000	a	1,000,000
Los Angeles Convention and Exhibition Center			
Authority, LR			
2.35% (Insurance; AMBAC and Liquidity			
Facility; Dexia Credit Local)	36,500,000	a	36,500,000
Los Angeles County, Revenue, TRAN			
4%, 6/30/2006	27,685,000		27,961,469
Los Angeles Harbor Department,			
Harbor Department Revenue			
2.44% (Insured; MBIA)	16,620,000	a	16,620,000
Los Angeles Industrial Development Authority,			
Empowerment Zone Facility Revenue			
(AAA Packing and Shipping Project) 2.50%			
(LOC; California State Teachers Retirement)	3,000,000	a	3,000,000
Los Angeles Unified School District,			
GO Notes 2.47% (Insured; FSA and			
Liquidity Facility; JPMorgan Chase Bank)	10,387,000	a	10,387,000
Marysville Joint Unified School District,			
GO Notes, TRAN 3%, 10/5/2005	3,850,000		3,853,226
Maywood Public Financing Authority, Revenue			
(Maywood Redevelopment Agency)			
2.50% (LOC; California State Teachers			
Retirement)	8,815,000	a	8,815,000
Milpitas, MFHR			
(Crossing at Montague)			
2.49% (Insured; FNMA and Liquidity			
Facility; FNMA)	4,500,000	a	4,500,000
Modesto, Health Facility Revenue			
2.47% (Insured; MBIA and Liquidity			
Facility; JPMorgan Chase Bank)	5,085,000	a	5,085,000
Oakland Joint Powers Financing Authority, LR			
Refunding (Oakland Convention Centers)			
5%, 10/1/2005 (Insured; AMBAC)	1,000,000		1,002,534
Oxnard Industrial Development Authority,			
IDR (Western Saw Manufacturers)			
2.35% (LOC; U.S. Bank NA)	2,340,000	a	2,340,000
Riverside County Industrial Development			
Authority, IDR			
(California Mold Inc. Project)			
2.60% (LOC; Bank of the West)	2,825,000	a	2,825,000
Rocklin Unified School District,			
GO Notes, TRAN 3%, 9/28/2005	2,255,000		2,256,797
Roseville Joint Union High School District,			
GO Notes, TRAN 3%, 9/28/2005	4,290,000		4,293,419
Sacramento County, Revenue, TRAN			
4%, 7/10/2006	2,790,000		2,818,740
Sacramento Housing Authority,			
MFHR:			
2.60 (Liquidity Facility; Merrill Lynch)	7,005,000	a	7,005,000
(Lofts at Natomas Apartments)			
2.49% (Insured; FNMA and Liquidity			
Facility; FNMA)	6,000,000	a	6,000,000
Refunding (Chesapeake Commons)			
2.47% (Insured; FNMA and Liquidity			
Facility; FNMA)	4,500,000	a	4,500,000
San Bernardino County Industrial Development			
Authority, IDR (W&H Voortman)			
2.45% (LOC; California State			
Teachers Retirement)	2,040,000	a	2,040,000
San Bernardino Redevelopment Agency,			
MFHR (Silver Woods Apartments Project)			
2.49% (Insured; FNMA)	7,000,000	a	7,000,000
San Diego Area Housing and Finance Agency, LR			
2.58% (Liquidity Facility; Societe Generale)	12,700,000	a	12,700,000
San Francisco City and County, MFHR,			
Refunding (Post Street Towers)			
2.31% (Insured; FHLMC and Liquidity			
Facility; FHLMC)	14,700,000	a	14,700,000
San Francisco City and County			
Redevelopment Agency, MFHR			
(Orlando Cepeda Place)			
2.52% (LOC; Citibank)	4,890,000	a	4,890,000
San Jose, MFHR:			
(Almaden Lake Village Apartments)			
2.47% (Insured; FNMA and Liquidity			
Facility; FNMA)	4,100,000	a	4,100,000
(Cinnabar Commons)			
2.50% (LOC; Bank of America)	10,400,000	a	10,400,000
(Evans Lane Apartments)			
2.34% (LOC; Bank of America)	4,900,000	a	4,900,000
(Siena) 2.49% (Insured; FHLMC)	12,100,000	a	12,100,000
San Juan Unified School District,			
GO Notes, TRAN 3%, 11/18/2005	9,000,000		9,017,508
Santa Clara County Housing Authority,			
MFHR, Refunding			
(Willows Apartments)			
2.45% (LOC; Union Bank of California)	4,284,000	a	4,284,000
Selma Public Financing Authority, LR, Refunding			
(Street Improvement and			
Redevelopment Project)			
2.52% (LOC; Allied Irish Bank)	6,650,000	a	6,650,000
Southern California Public Power Authority,			
Power Project Revenue, RRR			
2.51% (Insured; FSA and Liquidity Facility;			
Citibank)	6,250,000	a	6,250,000
Sweetwater Union High School District, Public			
Financing Authority, Special Tax Revenue			
3%, 9/1/2005 (Insured; FSA)	1,595,000		1,595,000
Tracy Operating Partnership Joint Powers			
Authority, Special Assessment Revenue,			
Refunding 2%, 9/2/2005 (Insured; AMBAC)	440,000		439,999
Triunfo County Sanitation District, Sanitation			
District Revenue, Refunding			
2.44% (LOC; BNP Paribas)	1,500,000	a	1,500,000
University of California, CP			
2.60% 11/10/2005	3,000,000		3,000,000
Vallejo:			
COP (2001 Golf Course Facilities			
Financing) 2.44% (LOC; California State			
Teachers Retirement)	3,655,000	a	3,655,000
Water Revenue			
2.46% (LOC; KBC; Bank)	4,500,000	a	4,500,000
Victorville Joint Powers Finance Authority,			
LR (Cogeneration Facility Project)			
2.38% (LOC; Fortis Bank)	7,000,000	a	7,000,000
Whittier, College and University Revenue			
Refunding (Whittier College) 2.54%			
(Insured; Radian Bank and Liquidity Facility;			
The Bank of New York)	16,950,000	a	16,950,000

U.S. Related--1.3%

Puerto Rico Electric Power Authority, Power Revenue 2.51% (Insured; FSA and Liquidity Facility; JPMorgan Chase Bank)	3,495,000	a	3,495,000
Puerto Rico Housing Finance Corporation, Home Mortgage Revenue (Putters Program) 2.54% (Liquidity Program; JPMorgan Chase Bank)	6,245,000	a	6,245,000
Puerto Rico Public Finance Corporation Revenue (Putters Program) 2.51% (Insured; AMBAC and Liquidity Facility; JPMorgan Chase Bank)	5,610,000	a	5,610,000
Total Investments (cost $1,200,750,656)	**100.2%**		**1,200,836,668**
Liabilities, Less Cash and Receivables	**(.2%)**		**(2,398,949)**
Net Assets	**100.0%**		**1,198,437,719**

Summary of Abbreviations

ACA	American Capital Access
AGIC	Asset Guaranty Insurance Company
AMBAC	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes
BAN	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance
BPA	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company
CIC	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty
CMAC	Capital Market Assurance Corporation
COP	Certificate of Participation
CP	Commercial Paper
EDR	Economic Development Revenue
EIR	Environment Improvement Revenue
FGIC	Financial Guaranty Insurance Company
FHA	Federal Housing Administration
FHLB	Federal Home Loan Bank
FHLMC	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association
FSA	Financial Security Assurance
GAN	Grant Anticipation Notes
GIC	Guaranteed Investment Contract
GNMA	Government National Mortgage Association
GO	General Obligation
HR	Hospital Revenue
IDB	Industrial Development Board
IDC	Industrial Development Corporation
IDR	Industrial Development Revenue
LOC	Letter of Credit
LOR	Limitied Obligation Revenue
LR	Lease Revenue
MBIA	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue
MFMR	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue
RAC	Revenue Anticipation Certificates
RAN	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants
RRR	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes
SBPA	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue
SFMR	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency
SWDR	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes
TAW	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes
XLCA	XL Capital Assurance

Summary of Combined Ratings (Unaudited)

Fitch	**or**	**Moody's**	**or**	**Standarrd & Poor's**	**Value (%)***
F1+, F1		VMIG1, MIG1, P1		SP1+, SP1, A1+, A1	98.4
AAA, AA, A b		Aaa, Aa, A b		AAA, AA, A b	1.6
					100.0

* Based on total investments.
a Securities payable on demand. Variable interest rate-subject to periodic change.
b Notes which are not F, MIG and SP rated are represented by bond ratings of the issuers.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.